Exhibit 99.4

GIANT INTERACTIVE GROUP INC.

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held at 3:00 p.m. (Beijing Time) on September 16, 2013 or at any adjournment or postponement thereof. The annual general meeting will be held at the offices of Ernst & Young, Room 2203, 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Giant Interactive Group Inc., if you hold our ordinary shares, or to Citibank N.A. if you hold American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on August 2, 2013 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 30, 2013, 239,560,472 of our ordinary shares, par value US$0.0000002 per share, were issued and outstanding, and approximately 119,819,785 were represented by ADSs. Two (2) shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting power represented by the issued and paid up shares in the Company shall form a quorum for all purposes.

Voting and Solicitation

Holders of ordinary shares outstanding on our register of members as of the record date are entitled to one vote for each ordinary share held. At the annual general meeting every ordinary shareholder present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative, may vote for the fully paid ordinary shares held by such ordinary shareholder. A resolution put to the vote of a meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of the meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.

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Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other Deposited Securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

PROPOSALS 1 AND 2

ELECTION OF DIRECTORS

According to Article 87 of our Articles of Association, at each annual general meeting one-third of the Directors (other than the Company’s chief executive officer, who shall have the right to remain a Director so long as he remains the Company’s chief executive officer) for the time being (or if their number is not a multiple of three, the number nearest to but not more than one-third) shall retire from office by rotation provided that every Director shall be subject to retirement at least once every three years. We now hereby nominate the following directors for re-election at the 2013 annual general meeting. Each of the directors to be re-elected will hold office for a three year term and until such director’s successor is elected and is duly qualified, or until such director’s disqualification in accordance with our Articles of Association.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. The board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their respective ages as of June 30, 2013, the principal positions currently held by them and their biographies are as follows:

Name	Age	Position

Yuzhu Shi (1)	51	Director
Andrew Y. Yan (2)	56	Director

(1) Chairman of the Board of Directors

(2) Independent director and member of our audit committee, compensation committee and corporate governance and nominating committee

Mr. Yuzhu Shi is the chairman of our board of directors. Mr. Shi also serves as a director for China Minsheng Banking Corp., Ltd., Giant Investment Co., Ltd., Stone Holding Co., Ltd. and Union Sky Holding Group Limited and an independent director for Shanghai Zhangjiang Innopark Development Inc. He was awarded the “People Who Mattered to China Reform” in 1994, “CCTV Economic People of the Year in China” in 2001 and “Excellent Entrepreneur of Privately-Owned Enterprise” and “Hong Kong Redbud Cup Excellent Entrepreneur” in 2004. Mr. Shi obtained his bachelor’s degree in mathematics from Zhejiang University in 1984. Mr. Shi was the chief executive officer of our Company and he resigned from his office as chief executive officer of our Company, effective on April 19, 2013.

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Mr. Andrew Y. Yan has served as an independent director of our company since October 2006. Mr. Yan currently serves as the founding managing partner of SAIF Partners. Prior to joining SAIF, he was the managing director and head of the Hong Kong office of the Emerging Markets Partnership from 1994 to 2001. From 1989 to 1994, he worked in Washington, DC. for The World Bank, Hudson Institute and Sprint International Corporation as an economist, research fellow and director for Asia, respectively. From 1982 to 1984, he was the chief engineer at the Jianghuai Airplane Corp of China. Mr. Yan received his bachelor degree in Engineering from the Nanjing Aeronautic Institute in the PRC and received his master of arts degree in International Political Economy from Princeton University in 1989. Mr. Yan was a recipient of 2012 China’s National “A Thousand Talents Program” and currently a member of its Evaluation Committee. He is a founding director of China Venture and Private Equity Association, and a director of Peking University Endowment Investment Committee. He was voted by the China Venture Capital Association as “The Venture Investor of the Year” in both 2004 and 2007. He was also selected as one of the “Fifty Finest Private Equity Investors in the World” by the Private Equity International in 2007; “No. 1 Venture Capitalist of the Year” by Forbes (China) in 2008 and 2009. He was the “Venture Capital Professional of the Year” by Asia Venture Capital Journal in 2009.

The directors will be elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 AND 2, THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL 3

APPOINTMENT OF INDEPENDENT AUDITOR

Our audit committee recommends, and our board of directors concurs, that Ernst & Young Hua Ming be appointed as our independent auditor for the fiscal year ending December 31, 2013. Ernst & Young Hua Ming has served as our independent auditor since 2007.

In the event our shareholders fail to vote in favor of the appointment, our audit committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

A representative of Ernst & Young Hua Ming is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE APPOINTMENT OF Ernst & Young Hua Ming AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2013.

OTHER MATTERS

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We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Yuzhu Shi
Chairman of the Board of Directors

August 9, 2013

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